EDWARD B. WHITTEMORE
(860) 240-6075
EWHITTEMORE@MURTHALAW.COM
August 8, 2006
Via EDGAR and Electronic Mail
Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canada Southern Petroleum Ltd.
Schedule 14D-9
File No. 005-80168
Dear Ms. Murphy:
     I am writing on behalf of Canada Southern Petroleum Ltd., an Alberta corporation (“Canada Southern”), as a follow-up to the letter of Richard S. Smith, Jr. which was sent to you via electronic mail and filed with the Commission via EDGAR on July 28th, 2006.
     As previously noted, Canadian Superior Energy Inc. (TSX and AMEX: SNG) (“CanSup”) issued a press release on July 26, 2006 announcing CanSup’s intention to amend the financial consideration offered in the tender offer by CanSup’s wholly-owned subsidiary for all of the common shares of Canada Southern (the “CanSup Offer”). CanSup’s July 26th press release was issued at 5:53 pm Eastern Time on the original expiration date of the CanSup Offer. Since July 26th, CanSup has issued four additional press releases which contain additional information concerning the proposed amendments to the CanSup Offer.
     CanSup stated in a July 31st press release that the filing of its amended offer was “expected to be completed by last Friday, August 4th with all applicable regulatory authorities.” Not surprisingly, CanSup has (as of 5:30 p.m. Eastern time today) failed to file a formal amended offer with the Commission and Canadian securities regulators.

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
August 8, 2006

     In an effort to clarify the situation for its shareholders, Canada Southern issued a press release yesterday in which it discussed, among other things, CanSup’s failure to adhere to its own promised filing deadline. A copy of Canada Southern’s August 7th press release has already been filed as an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9.
     It has now been thirteen (13) calendar days since CanSup announced its intention to formally amend its tender offer materials, and two business days since the passing of CanSup’s own “announced” filing deadline. We also note that CanSup’s Form F-10 registration statement, which was initially filed with the Commission on June 19, 2006, has not yet been amended by CanSup or declared effective by the Commission under the Securities Act of 1933.
     Canada Southern continues to believe that CanSup’s recent announcements are intended to manipulate the market for Canada Southern’s common shares and confuse Canada Southern’s shareholders with respect to the financial terms of the CanSup Offer. CanSup remains determined to thwart the consummation of the pending $13.10 per share cash tender offer made by Canadian Oil Sands Limited, a wholly owned subsidiary of Canadian Oil Sands Trust (TSX — COS.UN) (together, “Canadian Oil Sands”), dated June 27, 2006, as amended on July 5th, July 14th and August 1st (the “Oil Sands Offer”). As disclosed by Canadian Oil Sands yesterday, the Oil Sands Offer was extended on August 1st until 12:00 midnight (Mountain Standard Time) on Friday, August 18, 2006.
     Based on all of the foregoing, Canada Southern strongly believes that CanSup’s July 26th announcement and subsequent failure to file any amended tender offer materials elaborating on the nature and valuation of the consideration comprising the amended CanSup Offer, is intentional and represents a blatant and intentional violation of the anti-fraud provisions of the federal securities laws, particularly the “bona fide” intention requirement of Rule 14e-8(a).
     Canada Southern continues to believe that time is of the essence. Accordingly, we respectfully request that the Commission require CanSup to either formally amend its tender offer materials by the close of business (5:00 pm) tomorrow, August 9, 2006, or publicly announce its intention not to amend its tender offer materials.
     CanSup should not be permitted to ignore its filing and disclosure obligations under the federal securities laws and come in next week, immediately prior to the expiration date of the Oil Sands Offer on August 18th, and take further steps to confuse Canada Southern’s shareholders and hinder the successful completion of the Oil Sands Offer.

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
August 8, 2006

     We request that you give this matter your immediate attention.
     Please feel free to call if you would like to discuss this further.
Sincerely,
/s/ Edward B. Whittemore
Edward B. Whittemore

cc:	Timothy L. Largay
Jeffrey Bagner
Richard S. Smith, Jr.
Pat Finnerty
Richard McGinity
John McDonald